15048626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 0 2 2015
Wash., DC
404

SEC FILE NUMBER
8- 45442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Safeguard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6060 Parkland Boulevard, Suite 200
(No. and Street)

Mayfield Heights	OH	44124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley Zucker 216-593-5002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley A. Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Safeguard Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

LINDA K KONOPINSKI
Notary Public, State of Ohio
Recorded in Cuyahoga County
My Comm. Expires May 3, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAFEGUARD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

Hobe&Lucas Certified Public Accountants, Inc.

SAFEGUARD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

SAFEGUARD SECURITIES, INC.

DECEMBER 31, 2014

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Safeguard Securities, Inc.
Beachwood, Ohio

We have audited the accompanying financial statements of Safeguard Securities, Inc. (an Ohio corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Act of 1934, and the related notes to the financial statements and supplementary information. Safeguard Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Safeguard Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

have been subjected to audit procedures performed in conjunction with the audit of Safeguard Securities, Inc.'s financial statements. The supplemental information is the responsibility of Safeguard Securities, Inc.'s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 26, 2015

SAFEGUARD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets				
Cash and cash equivalents	$	152,012		
Prepaid expenses		6,521		
Marketable securities - trading securities		8,560		
Accounts receivable		212,309		
Goodwill		27,500		
			$	406,902

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities				
Accounts payable	$	73,824		
Accrued expenses		37,560		
Income taxes payable		3,908	$	115,292
Shareholder's Equity				
Common stock, no par value, 1,000 shares authorized 258 shares issued and outstanding		52,500		
Retained earnings		239,110		291,610
			$	406,902

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2014

Revenue		
Fee based revenues	$ 82,366	
Commissions	363,115	
Mutual fund fees	262,975	
Insurance commissions	874,136	
RIA fees	635,702	
Other revenue	4,307	
Net gain on marketable securities	325	$ 2,222,926
Expenses		
Commissions	710,494	
Payroll and related expenses	1,048,833	
Consulting and professional fees	26,398	
Clearing expenses	76,431	
Rent and utilities	51,960	
Insurance	75,478	
Office expenses	15,415	
Other expenses	114,708	2,119,717
Operating Income		103,209
Other Income/Expenses		
Interest income		620
Net Income Before Provision For Income Taxes		103,829
Provision For Income Taxes		23,345
Net Income		$ 80,484

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
DECEMBER 31, 2014

	Common Stock	Retained Earnings	Total
December 31, 2013	$ 52,500	$ 195,626	$ 248,126
Dividend Paid		(37,000)	$ (37,000)
Net income		80,484	80,484
December 31, 2014	$ 52,500	$ 239,110	$ 291,610

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2014

Cash Flows From Operating Activities		
Net income (loss)	$	80,484
Adjustments to reconcile net income to net cash used in operating activities:		
Unrealized gains on marketable securities		(325)
Increase (decrease) in cash from changes in operating activities:		
(Increase) decrease in accounts receivable		(25,956)
(Increase) decrease in prepaid expenses		2,518
Increase (decrease) in accounts payable		(5,775)
Increase (decrease) in accrued expenses		1,402
Net Cash Provided By Operating Activities		52,348
Cash Flows From Financing Activities		
Dividends paid		(37,000)
Net Cash Used In Financing Activities		(37,000)
Net Increase (Decrease) in Cash		15,348
Cash at Beginning of Year		136,664
Cash at End of Year	$	152,012
Supplemental Disclosure of Cash Flow Information		
Interest paid	$	652
Income taxes paid	$	41,975

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 - ORGANIZATION

Safeguard Securities, Inc. (the Company), a wholly-owned subsidiary of Source Companies, LLC (the Parent), is a fully-disclosed broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) specializing in selling investment securities and is registered in various states.

The Company's current activities include participating in an execution and clearing agreement with an introducing clearing firm, the purchasing and redeeming of mutual funds and variable life insurance and annuities for customers, and investment management services. In many cases orders with the mutual funds and/or life insurance companies are placed in the customers' names, the shares or units are held by the funds' or insurance company's custodians, and the Company's only financial involvement is through receipt of commission checks from the mutual fund or insurance company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income.

The provision for income taxes at December 31, 2014 is comprised of the following:

Current	$ 23,345
Deferred	0
	$ 23,345

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The financial statements reflect only the Company's tax positions that meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. The Company did not recognize any interest or penalties on uncertain tax positions on the balance sheet for the period ended December 31, 2014. Company management has determined that no reasonably possible changes will be made over the next 12 months regarding their tax positions. Reporting periods ending after December 31, 2011 are subject to examination by major taxing authorities.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at December 31, 2014, are cash and money market funds.

Marketable Securities - Trading Securities

Marketable securities are trading securities carried at market value with unrealized gains and losses reported in operations in the year in which they occur. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for itself for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that these other broker-dealers or counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these other broker-dealers or counterparties. It is the Company's policy to review, as necessary, the credit standing of these various relationships.

Accounts Receivable

The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts was $0 at December 31, 2014.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At December 31, 2014, the Company determined that fair value of the goodwill was greater than its carrying value. Accordingly, no impairment was recorded for the year ended December 31, 2014.

NOTE 3 - FAIR VALUE

Generally Accepted Accounting Principles define fair value, establish a framework for measuring, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Generally Accepted Accounting Principles, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2014, marketable securities owned by the Company represented mutual funds at market value and are classified as Level 1 securities. Shares of stock in Ancora Income Fund Class D (a fund of Ancora Trust which is managed by Ancora Advisors, LLC, an entity that is under common control with the parent of the Company) comprised 100% of the Company's total investments at December 31, 2014. The securities are valued as follows:

Cost	$ 10,000
Unrealized loss	(1,440)
Fair market value	$ 8,560

Unrealized gains of $325 are included in net gain on marketable securities for the year ended December 31, 2014.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into a formal expense sharing agreement with the Parent and The Ancora Group, Inc. The agreement provides that certain non-regulatory expenses, such as salaries, rent and utilities, be paid by the Parent and The Ancora Group, Inc. on behalf of the Company. Amounts are paid to the Parent and The Ancora Group, Inc. to reimburse these expenses and totaled approximately $115,328 per month. Included in accounts payable at December 31, 2014 is $34,758.

The Company has an execution and clearing agreement with America Northcoast Securities, Inc., an entity deemed an affiliate through common ownership. Fees were paid under this agreement in the amount of $76,431 for the year ended December 31, 2014.

NOTE 5 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, Safeguard Securities, Inc. had net capital of $62,970 which was $55,284 in excess of its required net capital of $7,686. Safeguard Securities, Inc.'s ratio of aggregate indebtedness to net capital was 183.09%.

NOTE 6 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which may from time to time exceed federally insured limits.

NOTE 8 – FINRA ASSESSMENT

At 12/31/14 the accounts payable balance included $39,573 resulting from a FINRA assessment associated with the 2013 examination. Monthly payments of $2,400 will be paid by the firm until the remaining balance is fully paid in July 2016. An interest rate of 6.25% is charged against any unpaid balance. FINRA conducted a subsequent examination in 2014 which did not result in any additional assessments.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 26, 2015, the available date of issuance of the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

Schedule I

SAFEGUARD SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
12/31/2014

Net Capital	
Total shareholder's equity from statement of financial condition	$ 291,610
Less: Non-allowable assets:	
Receivable	(191,282)
Prepaid expenses	(6,521)
Goodwill	(27,500)
	66,307
Net Capital Before Haircuts on Securities	
Haircuts on securities	(3,337)
Net Capital	$ 62,970
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 115,292
Computation of Basic Net Capital Requirement - 6 2/3% of Aggregate Indebtedness	$ 7,686
Minumum Required Net Capital	$ 5,000
Net Capital Requirement	$ 7,686
Excess Net Capital	$ 55,284
Excess Net Capital at 1,000%	$ 51,441
Ratio of Aggregate Indebtedness to Net Capital	183.09%

SAFEGUARD SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2014, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no audit adjustments.

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

D.C. 194 SECTION

SAFEGUARD SECURITIES, INC.
STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Hobe&Lucas Certified Public Accountants, Inc.

SAFEGUARD SECURITIES, INC.
STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Safeguard Securities, Inc.
Beachwood, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) Safeguard Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Safeguard Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemptive provisions") and (2) Safeguard Securities, Inc. stated that Safeguard Securities, Inc. met the identified exemptive provisions throughout the most recent fiscal year without exception. Safeguard Securities, Inc.'s management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Safeguard Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 26, 2015

SAFEGUARD SECURITIES, INC.

SEC RULE 15c3-3 EXEMPTIVE REPORT

Safeguard Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. Safeguard Securities, Inc. is exempt from SEC Rule 15c3-3 (SEC Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(ii).

b. Safeguard Securities, Inc. to the best of our knowledge has met the identified exemptive provision noted above throughout the most recent fiscal year of 2014 without exception.

c. There were no exceptions noted.

Safeguard Securities, Inc.

I, Bradley Zucker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial Principal

Date: February 23, 2014

Safeguard Securities, Inc.
Agreed-Upon Procedures Report on an
Entity's Schedule of Assessments and Payments
December 31, 2014

Hobe&Lucas Certified Public Accountants, Inc.

Safeguard Securities, Inc.
Agreed-Upon Procedures Report on an
Entity's Schedule of Assessments and Payments
December 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 0 2 2015 Wash., DC

SEC FILE NUMBER
8- 45442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Safeguard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6060 Parkland Boulevard, Suite 200
(No. and Street)

Mayfield Heights	OH	44124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley Zucker — 216-593-5002 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley A. Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Safeguard Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

LINDA K. KONOPINSKI
Notary Public, State of Ohio
Recorded in Cuyahoga County
My Comm. Expires May 3, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Safeguard Securities, Inc.
Beachwood, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Safeguard Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Safeguard Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Safeguard Securities, Inc.'s management is responsible for the Safeguard Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting no differences; and

5. Not applicable – there is no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants
Independence, Ohio

February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,524.20

B. Less payment made with SIPC-6 filed (exclude interest) (1,169.10)

12/1/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,355.10

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,355.10

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,223,546
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,223,546
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,133,112
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	76,431
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	324
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______________	
Enter the greater of line (i) or (ii)	
Total deductions	1,213,867
2d. SIPC Net Operating Revenues	$ 1,009,679
2e. General Assessment @ .0025	$ 2,524.20 (to page 1, line 2.A.)